
June 30, 2018

Ascher Shmulewitz
Chief Executive Officer
Therapix Biosciences Ltd.
4 Ariel Sharon Street
HaShahar Tower, 16th Floor
Givatayim 5320047, Israel

> **Re: Therapix Biosciences Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 20, 2018**
> **File No. 333-225745**

Dear Dr. Shmulewitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed June 20, 2018

Description of American Depositary Shares
Description of Ordinary Shares, page 15

1.   We note the arbitration provision in Section 22(c)(3) of your Articles of Association. Please tell us whether this provision is intended to apply to claims brought under the United States federal securities laws and whether it impacts the rights of ADS holders. In addition, please include disclosure about the provision and its impact in your Description of American Depositary Shares and Description of Ordinary Shares, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance